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                           April 5, 2023

       Paul Mueller
       Chief Executive Officer
       HNO International, Inc.
       41558 Eastman Drive
       Suite B
       Murrieta, CA 92562

                                                        Re: HNO International,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,
2023
                                                            File No. 024-12194

       Dear Paul Mueller:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed March 22, 2023

       General

   1. We note that prior to filing this offering statement, the Company published interim financial statements
for the three months ended January 31, 2023. Please advise as to what consideration the
Company has given to updating the Form 1-A to include these
                                                        interim financial
statements and other relevant information. Consider Rule 252(a) of
                                                        Regulation A and
footnote 17 and the accompanying text in Securities Act Release No.
                                                        33-10591 for additional
guidance.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Paul Mueller
HNO International, Inc.
April 5, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Mitchell Austin, Acting
Legal Branch Chief, at (202) 551-3574 with any questions.



                                                           Sincerely,
FirstName LastNamePaul Mueller
                                                           Division of
Corporation Finance
Comapany NameHNO International, Inc.
                                                           Office of Energy &
Transportation
April 5, 2023 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName